EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, (in millions, except ratios)	2015
Excluding interest on deposits
Income before income tax expense	$23,331
Fixed charges:
Interest expense	4,568
One-third of rents, net of income from subleases (a)	401
Total fixed charges	4,969
Add: Equity in undistributed loss of affiliates	209
Income before income tax expense and fixed charges, excluding capitalized interest	$28,509
Fixed charges, as above	$4,969
Ratio of earnings to fixed charges	5.74
Including interest on deposits
Fixed charges, as above	$4,969
Add: Interest on deposits	965
Total fixed charges and interest on deposits	$5,934
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$28,509
Add: Interest on deposits	965
Total income before income tax expense, fixed charges and interest on deposits	$29,474
Ratio of earnings to fixed charges	4.97

(a)	The proportion deemed representative of the interest factor.